Exhibit 99.1

Exhibit No.	Exhibits

99.1	a.Amendment of the Second Article of the Amended Articles of Incorporation; and b.Final cash dividend declaration on the Company’s Series JJ 10% Cumulative Convertible Preferred Stock.

April 8, 2020

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio  Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

April 8, 2020

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,589 As of March 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 8, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on April 8, 2020, the Board:

1.

Approved the amendment of the Second Article of the Amended Articles of Incorporation of the Company, in particular the primary purpose clause, to: (a) reflect the current focus of the Company’s business, which is the provision of telecommunications services through trending and constantly evolving technologies and innovative products and services, and (b) allow sufficient flexibility for its business units to design their operations and expand their products and services by constantly transforming the Company from being the country’s leading telecommunications company to a dynamic and customer-centric multi-media organization.

A summary of the amendment is attached hereto as Annex “A”.

2.

Declared a final dividend of P.0027 per day per outstanding share of the Company’s Series JJ 10% Cumulative Convertible Preferred Stock covering the period June 1, 2019 to May 12, 2020, payable on May 12, 2020 to the holders of record on February 11, 2020.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2019, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

April 8, 2020

ANNEX A

Article No.	From	To

Second

That the purposes for which said corporation is formed are to install,  maintain,  and  operate  plants,  lines,  instruments,  cables,  stations, exchanges, apparatus and any all kinds of equipment, or contrivances, for communications, and the transmission of messages, pictures, impressions, and signals,  or any other means which may hereafter be used for communications in their stead;  to install, maintain, operate, or lease, in whole, or in part, telephone lines and systems and all other systems and lines of communication,  and to purchase, sell and deal in all kinds of apparatus and objects and products which may be advantageously combined with the building, installing and operation of those systems and lines and in general, to engage in any and all acts and business which may be necessary, or convenient, in the furtherance of such lines of communication and business.

Without limiting or restricting in any manner the general powers and all other rights and privileges now or hereafter granted by the laws of the Philippines or any country or territory where said corporation does business or owns property, to corporations of the character of said corporation:

1.To invest and deal with the money and properties of said corporation and to sell, dispose of or transfer the business, properties and goodwill of said corporation or any part thereof for such consideration and under such terms and conditions as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, subject to the requirements of applicable law.

2.To purchase, acquire, own lease, sell and convey real properties such as lands and appurtenant air rights, land improvements, buildings, warehouses and machineries, equipment and other personal properties as may be necessary or incidental to the conduct of its business or as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, and to pay for any property purchased or acquired by or leased to said corporation, or receive payments for any property sold, conveyed or leased by said corporation, in cash, shares of capital stock, debentures and other evidences of indebtedness, or other securities;

3.To redevelop any and all properties owned or acquired by said corporation for purposes of preserving, enhancing or maximizing  their value or as may be wise or expedient for the advancement of its interest, and in such manner and under such terms and conditions, as the Board of Directors may determine;

4.To borrow or raise money necessary to meet the financial requirements of the business of said corporation by the issuance of shares of its capital stock, bonds, promissory notes and other evidences of indebtedness, and to secure the repayment of any such bonds, promissory notes and other evidences of indebtedness by mortgage, pledge, deed of trust or lien upon the properties of said corporation.

5.To guarantee the obligations of, and aid in any manner, any corporation, association, or trust estate, domestic or foreign, or any firm or individual, any shares of stock in which, or any bonds, debentures, notes securities, evidences of indebtedness, contracts or obligations of which, are held by or for said corporation, directly or indirectly or through other corporations or otherwise;

6.To enter into any lawful arrangement for sharing profits, reciprocal concession, cooperation or joint venture with any corporation, association, partnership, entity, person or governmental, municipal or public authority, domestic or foreign, in carrying out any business or transaction deemed necessary, convenient or incidental to accomplish the purposes of said corporation;

7.To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the purposes of said corporation;

8.To establish and operate one or more branch offices or agencies within or outside the Philippines and to carry out any or all its operations and businesses in or through such branch offices or agencies without any restrictions, except those provided in applicable laws;

9.To conduct and transact any and all lawful business, and to do or cause to be done any one or more of the acts and things herein set forth as its purposes, within or outside the Philippines, and everything necessary, desirable or incidental to the accomplishment of the purposes or the exercise of any one or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of said corporation.

That the purpose for which said corporation is formed, is to carry on the business of providing in and among provinces, cities, and municipalities in the Philippines and between the Philippines and other countries and territories, basic and enhanced telecommunications services such as, but not limited to (a) fixed line telecommunications services including dedicated internet access, broadband solutions, content delivery and internet protocol peering, domestic and international private networking, and voice communications solutions, and (b) wireless telecommunications services including cellular service, wireless broadband service, wireless fidelity enablement, and mobile virtual network operations, through and by means of telecommunications systems and technologies as are at present available or to be made available through technical advances or innovations in the future as is, or are, convenient or essential to efficiently carry out the purposes of the business, including, but not limited to (i) wired or wireless telecommunications systems, fiber optics, multi-channel transmission distribution systems, satellite transmit and receive systems, mobile and cellular systems, and other telecommunications systems and their value-added services, such as, but not limited to, transmission of voice, data, facsimile, control signals, audio and video, and information service bureau, and (ii) transmitting and receiving stations and switching stations, both for local and international services, lines, cables, or systems.

Without limiting or restricting in any manner the general powers and all other rights and privileges now or hereafter granted by the laws of the Philippines or any country or territory where said corporation does business or owns property, to corporations of the character of said corporation:

1.To invest and deal with the money and properties of said corporation and to sell, dispose of or transfer the business, properties and goodwill of said corporation or any part thereof for such consideration and under such terms and conditions as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, subject to the requirements of applicable law.

2.To purchase, acquire, own lease, sell and convey real properties such as lands and appurtenant air rights, land improvements, buildings, warehouses and machineries, equipment and other personal properties as may be necessary or incidental to the conduct of its business or as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, and to pay for any property purchased or acquired by or leased to said corporation, or receive payments for any property sold, conveyed or leased by said corporation, in cash, shares of capital stock, debentures and other evidences of indebtedness, or other securities;

3.To redevelop any and all properties owned or acquired by said corporation for purposes of preserving, enhancing or maximizing  their value or as may be wise or expedient for the advancement of its interest, and in such manner and under such terms and conditions, as the Board of Directors may determine;

4.To borrow or raise money necessary to meet the financial requirements of the business of said corporation by the issuance of shares of its capital stock, bonds, promissory notes and other evidences of indebtedness, and to secure the repayment of any such bonds, promissory notes and other evidences of indebtedness by mortgage, pledge, deed of trust or lien upon the properties of said corporation.

5.To guarantee the obligations of, and aid in any manner, any corporation, association, or trust estate, domestic or foreign, or any firm or individual, any shares of stock in which, or any bonds, debentures, notes securities, evidences of indebtedness, contracts or obligations of which, are held by or for said corporation, directly or indirectly or through other corporations or otherwise;

6.To enter into any lawful arrangement for sharing profits, reciprocal concession, cooperation or joint venture with any corporation, association, partnership, entity, person or governmental, municipal or public authority, domestic or foreign, in carrying out any business or transaction deemed necessary, convenient or incidental to accomplish the purposes of said corporation;

7.To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the purposes of said corporation;

8.To establish and operate one or more branch offices or agencies within or outside the Philippines and to carry out any or all its operations and businesses in or through such branch offices or agencies without any restrictions, except those provided in applicable laws;

9.To conduct and transact any and all lawful business, and to do or cause to be done any one or more of the acts and things herein set forth as its purposes, within or outside the Philippines, and everything necessary, desirable or incidental to the accomplishment of the purposes or the exercise of any one or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of said corporation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  April 8, 2020